UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
(BRAZILIAN PETROLEUM CORPORATION – PETROBRAS)
(Translation of Registrant's Name Into English)

Brazil
(Jurisdiction of incorporation or organization)

Av. República do Chile, 65
20035-900 – Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NOS. 333-92044 AND 333-92044-01, OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY AND INTO THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT.

TABLE OF CONTENTS

I. Consolidated results for the second quarter of 2002 filed by Petróleo Brasileiro S.A. – Petrobras with the Comissão de Valores Mobiliários ("CVM") (the Brazilian Securities and Exchange Commission) on August 9, 2002, pursuant to the CVM's rules governing listed companies in Brazil

II. Press release issued by Petrobras on August 9, 2002, with respect to the filing of its consolidated results for the second quarter of 2002 with the CVM

PETROBRAS

PETROBRAS ANNOUNCES SECOND QUARTER 2002 RESULTS

(Rio de Janeiro – August 9, 2002) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in millions of Reais, according to generally accepted Brazilian accounting principles.

For the second quarter of 2002 (2Q2002) PETROBRAS reported consolidated net income of R$2,035 million, an increase of 135% over 1Q2002. As of June 30, 2002, market capitalization was R$56,127 million.

. Consolidated net income for 2Q2002 was R$2,035 million, a 35% decrease when compared to the same period last year (R$3,140 million), due mainly to lower selling prices for oil products, which reflected international trends, 5% lower domestic sales volume and higher net foreign exchange losses as the result of the significant Real depreciation against the dollar (22.4% in 2Q2002 versus 6.6% in 2Q2001). These factors were partially offset by higher export volumes, mainly from the Marlim Field as well as lower average per-unit selling expenses. Consolidated net income for the first half of 2002 (1H2002) was R$2,901 million, or 46% lower than in 1H2001 (R$5,415 million).

. Consolidated gross operating revenue in2Q2002 was R$22,862 million, while net operating revenue totaled R$15,799 million, reflecting the increase in oil product prices in the domestic market and higher exports (77% in volume terms and 89% in revenue terms). Gross operating revenue and net operating revenue for the second quarter of last year was R$19,800 million and R$14,711 million, respectively.

. EBITDA for 2Q2002 was 17% higher than in the same quarter of 2001, and cash generation remained strong at R$5.6 billion. EBITDA for 1H2002 was R$8.0 billion (R$9.5 billion in 1H2001). This level of cash generation enabled the Company to increase CAPEX by 55% compared to 1H2001.

. Domestic 2Q2002 production of oil, NGL and natural gas reported a year-over-year increase of approximately 18%, reaching an average for the quarter of 1,791 thousand barrels/day. PETROBRAS set a new Brazilian monthly oil and NGL production record in June 2002 of 1,550 thousand barrels/day, of which, 82% came from the Campos basin field. In a year-over-year comparison, total 1H2002 production grew by 13%.

. On June 30, 2002, the Company's market capitalization was R$56,127million, a decrease of 14% from March 31, 2002, and equivalent to 166% of the controlling company's shareholders equity (R$33,761 million).

PETROBRAS SYSTEM

Table of contents:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Highlights	4	Financial Statements	22
Operational Highlights	8		
Financial Statements	13		
Appendices	18		

Consolidated Results

PETROBRAS, its subsidiaries and controlled companies, reported consolidated net income of R$2,035 million in 2Q2002, with operating profit growing 179% compared to 1Q2002.

Millions of Reais (R$)							
	Second Quarter				First Half		
1Q2002	2002	2001	Δ %		2002	2001	Δ %
17,778	22,862	19,800	15	Gross Operating Revenue	40,640	38,622	5
11,239	15,799	14,711	7	Net Operating Revenue	27,038	28,211	(4)
1,576	4,403	4,153	6	Operating Profit (1)	5,979	7,770	(23)
143	(1,826)	(524)	248	Interest Income (Expenses)	(1,684)	(1,269)	(33)
866	2,035	3,140	(35)	Net Income for the period	2,901	5,415	(46)
0.80	1.87	2.89	(35)	Net income per share	2.67	4.99	(46)
65,252	56,127	62,002	(9)	Market Value (Parent Company)	56,127	62,002	(9)

(1) Before financial income and expenses and gains from investments in subsidiaries.

Net Consolidated Income

The main factors affecting the Company's net consolidated income in 1H2002 were:

- Increased production of oil, LGN and natural gas, which contributed to a higher portion of domestic oil processed by refineries (79% in 1H2002 compared to 78% in 1H2001), implying an improved cost structure.

- The decline in prices in January, mainly for diesel, resulting from lower international oil products prices and the deregulation of the domestic market. This factor was partially offset by higher export volumes, mainly from the Marlim Field. Comparisons with previous quarters remain valid, since international prices and the dollar will continue to be the criteria used to set prices.

- The net foreign exchange gain from the translation effect on shareholders' equity in overseas controlled companies, totaling R$327 million.

- The write-off (loss) of R$212 million of dry or non-commercial wells.

- Net financial expenses of R$1,684 million, primarily due to de depreciation of the Brazilian real and the Argentine peso against the dollar.

Company by Company Results

1Q-2002	Second Quarter 2002	Second Quarter 2001		First Half 2002	First Half 2001
1,064	2,978	3,323	**PETROBRAS**	4,042	5,911
381	147	79	BR Distribuidora	528	124
59	(19)	199	Petroquisa	40	279
(55)	454	802	Braspetro – consolidated	399	1,313
18	(384)	(123)	Gaspetro – consolidated	(366)	(281)
(70)	(76)	(22)	PIFCo - consolidated	(146)	(28)
96	(6)	51	Transpetro – consolidated	90	107
20	(2)	36	Downstream - consolidated	18	172
			Less:		
(541)	(1,440)	(1,320)	Eliminations and adjustments	(1,982)	(2,446)
(106)	383	116	Minority Interests	278	264
866	2,035	3,140	**Consolidated net income (loss)**	2,901	5,415

The principal factors affecting the net income of each company were:

PETROBRAS – For 2Q2002 PETROBRAS posted net income of R$2,978 million, mainly due to the one percentage-point year-over-year increase in the gross margin, as a result of lower per-unit sales costs, reflecting lower oil production costs and lower importation costs. Other contributors to 2Q2002 results were: the write-off of R$77 million of dry or non-commercial wells; the R$360 million decrease in equity income compared to 2Q2001; and the higher depreciation of the Real against the dollar during the quarter (22.4% in 2Q2002 versus 6.6% in 2Q2001), causing a net negative financial result of R$506 million. For 1H2002, PETROBRAS posted net income of R$4,042 million (versus R$5,911 million for 2H2001), caused primarily by lower internal oil products prices and by a decrease in equity income.

BR – In 2Q2002, BR posted net income of R$147 million (R$79 million in 2Q2001), as a result of the growth in gross margins due to higher sales volume and greater market share (33.2% in June 2002 compared to 32.1% in June 2001). Net income for 1H2002 was R$528 million, 326% higher than in 1H2001 due primarily to 2.2% higher sales volume and profits from the sale of its stakes in 13 piped gas distribution companies to PETROBRAS, for R$334 million, net of taxes.

PETROQUISA – The R$19 million loss reported by PETROQUISA (versus a R$199 million profit in 2Q2001) reflects mainly lower interest income as Treasury Notes (NTN-P) were liquidated in December 2001 as well as production stoppages at COPENE and COPESUL, which reduced the supply of raw material for petrochemical production. In 1H2002 net income was R$40 million (R$279 million in 1H2001), impacted by the lower financial income in 2002 as financial income in 2001 was derived mostly from interest income on the Treasury Notes (NTN-P).

BRASPETRO – Consolidated 2Q2002 results for BRASPETRO were R$454 million (R$802 million in 2Q2001), primarily from exchange gains on the equity of overseas subsidiaries, amounting to R$628 million. For 1H2002, profits were R$399 million, R$914 million lower than for 1H2001. This was mostly due to the review of rates charged for chartering Brasoil's and Catleia's platforms to PETROBRAS, retroactive to 1998, and compensation from insurers, net of leasing payments, for the loss of the P-36 platform, both in 1H2001.

GASPETRO – Although the Bolivia-Brazil gas pipeline is operating above capacity for the current phase of the project, yielding a 124% increase in volume transported under contract and an improvement in the results of TBG, GASPETRO reported a R$384 million consolidated 2Q2002 loss. The loss is mainly due to R$848 million of exchange losses on foreign currency debt, caused by the 22.4% depreciation of the Real against the dollar. GASPETRO's consolidated loss for 1H2002 was R$366 million (loss of R$281 million in 1H2001). On March 28, 2002, GASPETRO acquired from PETROBRAS equity stakes in 13 piped gas distribution companies for a total of R$554 million.

PIFCo. – In 2Q2002, PIFCo posted a consolidated net loss of R$76 million (loss of R$22 million in 2Q2001), caused by a lower LIBOR, which is the benchmark used to reimburse PIFCo for its estimated financial expenses related to sourcing oil and oil product imports for PETROBRAS.

TRANSPETRO – TRANSPETRO reported a 2Q2002 consolidated net loss of R$6 million, versus net income of R$51 million in 1Q2001. The main reason was the recognition of R$77 million in financial expenses related to exchange depreciation on ship financing. For 1H2002, TRANSPETRO's net income was R$90 million, compared to net income of R$107 million in 1H2001.

DOWNSTREAM - DOWNSTREAM reported a R$2 million consolidated 2Q2002 net loss (profit of R$36 million in 2Q2001). This loss was primarily due to lower naphtha shipments from the subsidiary REFAP S/A to COPESUL, which began to import naphtha for its own account, and exchange losses upon the conversion of Argentine pesos to Brazilian Reais of the shareholders' equity of EG-3 net of the R$18 in million discount amortization. DOWNSTREAM posted 1H2002 profit of R$18 million, 89% lower than in 1H2001. The reduction is mainly the result of the decrease in net operating income R$ 134 million, and the exchange loss at EG-3, net of the amortization of acquisition discount booked in December 2001 at the asset exchange between the Company and REPSOL/YPF. The discount value was based on expectations regarding the potential impact from the Argentine crisis.

Consolidated Financial Highlights

In 2Q2002, PETROBRAS, its subsidiaries and controlled companies generated total operating profit of R$5.6 billion, before interest, equity income, tax, depreciation and amortization (EBITDA), or 17% higher than in 2Q2001.

	Second Quarter			First Half	
1Q-2002	2002	2001		2002	2001
33	40	41	**Gross margin (%)**	37	42
14	28	28	**Operating margin (%)**	22	28
8	13	21	**Net margin (%)**	11	19
2.487	5.557	4.732	**EBITDA – R$ million**	8.044	9.458

The gross margin improved in 2Q2002 when compared with 1Q2002, mainly due to the domestic sales price increases for oil products, reflecting higher international prices and the depreciation of the Real against the dollar during the quarter. The increase was partially offset by higher oil product import prices, caused by higher international price levels, and by the depreciation of the Real as well as higher oil production costs, the result of higher expenses with government participations and joint venture partners than in the previous quarter.
Operating margins improved over 1Q2001 for the above-mentioned reasons. Net 2Q2002 margins improved for the same reasons, partially offset, however, by higher net exchange losses from the 22.4% depreciation of the Real against the dollar in 2Q2002.

Consolidated Debt

	Millions of Reais (R$)			
	Jun. 30,2002	Mar. 31,2002	Δ %	Dec. 31,2001
Short-term Debt (1)	6,546	7,081	(8)	8,520
Long-term Debt (1)	24,892	20,069	24	18,241
Total Debt	31,438	27,150	16	26,761
Net Debt (1)	19,149	12,116	58	9,653
Net Debt/(Net Debt+Equity Ratio) (1)	38%	29%	9	25%
Total Net Assets (1)(2)	75,707	66,685	14	63,813
Capital Structure (liablilities / total assets)	58%	55%	3	55%

(1) Includes debt contracted by special purpose companies, used by PETROBRAS to structure Project Finance transactions. (R$ 7,611 million on 06/30/2002, R$ 6,424 million on 03/31/2002 and R$ 5,762 million on 12/31/2001, in addition to advances through consortium agreements with Nova Marlim S.A. (R$ 2,164 million).
(2) Total liabilities net of cash/cash equivalents

As of June 30, 2002, the PETROBRAS System reported a 58% increase in net debt compared to March 31, 2002, primarily due to a drawdown of cash balances to pay fiscal year 2001 dividends and an increase in debt from the quarter's 22.4% depreciation of the Real against the dollar.

The Company has been taking steps to improve its debt maturity profile, by borrowing for longer terms and simultaneously paying down shorter-term obligations. The debt/equity ratio was 58% on June 30, 2002, a 3% increase when compared to March 31, 2002.

Consolidated Capital Expenditures

In accordance with the objectives in the strategic plan for 2001-2005, PETROBRAS continues to prioritize capital expenditures in the development of oil and natural gas production, for its own account and through joint ventures. In 1H2002, capital expenditures totaled R$ 5,755 million (excluding investments through SPCs on an off-balance sheet basis, worth approximately US$306 million in first half 2002), representing an increase of 49% over investments made in 1H2001.

Millions of Reais (R$)

	First Half				
	2002	%	2001	%	Δ %
Domestic market					
Own Investments	**4.943**	**86**	**3.191**	**83**	**55**
Exploration & Production	2.828	49	2.014	52	40
Supply	768	13	504	13	52
Gas and Energy	602	10	176	5	242
International	453	8	202	5	124
Distribution	175	3	68	2	157
Corporate	117	3	227	6	(48)
Ventures under Negotiation	**289**	**5**	**38**	**1**	**661**
Structured Projects	**523**	**9**	**631**	**16**	**(17)**
Exploration & Production	**523**	**9**	**631**	**16**	
Albacora	118	2	76	2	55
Espadarte/Marimbá/Voador	212	4	172	4	23
Cabiunas	28	-	74	2	(62)
Cia. Petrolífera Marlim	120	2	298	8	(60)
Others	45	1	11	-	309
Total Investments	**5.755 ***	**100**	**3.860**	**100**	**49**

* 2001 figures does not include the amount of approximately US$ 306 million invested by SPC's, as previously mentioned.

Millions of Reais (R$)

	First Half				
	2002	%	2001	%	Δ %
International market	**453**	**100**	**202**	**100**	**124**
Exploration & Production	348	77	194	96	79
Supply	14	3	8	4	75
Gas and Energy	86	19	-	-	-
Distribution	2	-	-	-	-
Others	3	1	-	-	-
Total Investments	**453**	**100**	**202**	**100**	**124**

- In 1H2002, 63% of the Company's domestic capital expenditures for its own account were allocated to exploration and production.
- In line with its objective of increasing production, the Company has signed 59 Joint-Venture agreements to develop areas where PETROBRAS has already made commercial finds, and to

promote future exploration activity. Currently, 45 Consortia are operating, involving capital expenditures forecast at US$5,276 million.

Exploration & Production

2Q2002 domestic oil and NGL production was 3% higher than in 1Q2002, as a result of improved operating efficiency and, in particular, to the 150 thousand bpd production achieved by Marlin Sul field's P-40 system in June 2002. June was also the month in which the Company reached a new oil production record of 1,550 thousand bpd, evidence of PETROBRAS' efforts to increase Brazilian production in an effort to reach a level of national self-sufficiency. The Campos basin field accounted for 82% of this production. Since March 2002, when the 1,501 thousand bpd mark was set, the company has broken three other production records.

Barrels/Days (thousands)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
1,526	**1,564**	**1,336**	**17**	**Oil and LNG production**	**1,545**	**1,361**	**14**
1,489	1,531	1,297	18	Domestic market	1,510	1,321	14
37	33	39	(15)	Foreign market	35	40	(13)
281	**281**	**251**	**12**	**Natural gas production**	**281**	**253**	**11**
262	260	226	15	Domestic market	261	229	14
19	21	25	(16)	Foreign market	20	24	(17)
1,807	**1,845**	**1,587**	**16**	**Total production**	**1,826**	**1,614**	**13**

* Excluding liquified gas and including reinjected gas

The 14% 1H2002 year-over-year increase in oil and NGL production was achieved as the result of the production start-up of new wells in the Marlim field (P-35 and P-37), the Espadarte field (FPSO-6) and, principally, the December 2001 start-up of the Marlim Sul P-38/P-40 system.

Overseas production of oil and natural gas reported a 14% 1H2002 year-over-year reduction, due mostly to production declines in Angola, lower gas demand in Argentina and the sale of production assets in the USA and the United Kingdom (PBUK).

Refining, Transport and Marketing

The 1% year-over-year increase in the share of domestic oil as a percentage of total refinery throughput in 2Q2002 sought to enhance profitability.

Barrels of Oil Equivalent (average for the period in thousands)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
281	360	414	(13)	Crude oil imports	321	317	1
215	211	345	(39)	Oil product imports	213	361	(41)
160	287	105	173	Oil product exports	224	101	122
141	269	220	22	Crude oil exports	205	203	1
195	**15**	**434**	(97)	**Net imports**	**105**	**374**	(72)
1,722	1,658	1,659	-	Output of oil products	1,690	1,643	3
1,662	1,624	1,631	-	. Brazil	1,643	1,614	2
60	34	28	21	. International	47	29	62
2,022	**2,022**	**1,991**	2	Primary Processed Installed Capacity	**2,022**	**1,991**	2
1,931	1,931	1,931	-	. Brazil	1,931	1,931	-
91	91	60	52	. International	91	60	52
				Use of Installed Capacity			
85	82	85	(3)	. Brazil	84	85	(1)
66	79	60	19	. International	68	61	7
81	77	75	2	Domestic crude as % of total feedstock processed	79	78	1

Costs

US$/barrel (1)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
				Lifting Costs:			
				. Brazil			
3.40	**2.94**	3.25	(9)	.. without government participation	**3.16**	3.32	(5)
6.69	**6.98**	6.91	1	.. with government participation	**6.84**	6.79	1
1.97	**2.46**	2.08	18	. International	**2.21**	2.16	2
				Refining cost			
1.01	**1.00**	0.99	1	. Brazil	**1.01**	1.01	-
1.18	**0.96**	1.19	(19)	. International	**1.07**	1.14	(6)
114	**130**	143	(9)	Overhead in US$ million (2)	**244**	**279**	(13)

(1) Prepared in accordance with Brazilian GAAP and translated into U.S. dollars at the average exchange rate during the period.

(2) Include environmental expenditures.

First half 2002 domestic lifting costs, excluding government participations, were 5% lower than in 1H2001, primarily due to the conversion to dollars of local currency costs, given the 14% higher Real depreciation against the dollar than in 1H2001. The 13% 2Q2002 decline from 1Q2002 was due to decreased usage of chartered drilling rigs and lower demurrage costs.

In 1H2002, domestic unit refining cost was unchanged from 1H2001, although the 2Q2002 cost was 1% lower than in 1Q2002, primarily due to the conversion to dollars of local currency costs, given the quarter's 5% higher Real depreciation against the dollar than in the previous quarter.

The 13% 1H2002 year-over-year reduction in Overhead expenses is also due to the depreciation of the Real against the dollar with the conversion of administrative expenses. 2Q2002 Overheads increased 14% over 1Q2002, primarily due to increased spending on contracted services, such as health, environment and safety (HES), sponsorships, publicity and institutional advertising.

16

Net Operating Revenue

Consolidated 2Q2002 net operating revenue grew by 7% over 2Q2001, indicative of higher export sales, partially compensated for by lower international oil product prices.

Exports of oil and oil products totaled R$2,961 million in 2Q2002, 89% higher than in the same period in 2001.

Net operating revenue was 41% higher than in 1Q2002, due to increase in selling prices for oil products, reflecting higher international oil products prices as well as the quarter's depreciation of the Real against the dollar.

Millions of Reais (R$)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ%		2002	2001	Δ%
9,375	**13,092**	12,478	5	**PETROBRAS**	**22,467**	24,098	(7)
3,759	**4,379**	3.845	14	BR Distribuidora	**8.138**	7.431	10
1,921	**3,916**	3,673	7	Braspetro – consolidated	**5,837**	5,857	-
137	**142**	78	82	Gaspetro – consolidated	**279**	155	80
2,653	**5,599**	4,812	16	PIFCo - consolidated	**8,252**	8,169	1
436	**356**	208	71	Transpetro – consolidated	**792**	413	92
720	**939**	732	28	Downstream - consolidated	**1,659**	1,421	17
				Less:			
(7,762)	**(12,624)**	(11,115)	14	Eliminations and adjustments	**(20,386)**	(19,333)	5
11,239	**15,799**	14,711	7	**Consolidated net operating revenues**	**27,038**	28,211	(4)

Sales Volume

Domestic 2Q2002 sales volume posted a 5% decline compared to the same period in 2001, mainly due to lower naphtha sales, since petrochemical companies have begun to directly import part of their naphtha requirements, and lower fuel oil sales, caused by competition from other fuels and the slowdown in manufacturing industry.

Of total export sales, exports by Marlim oil were 174% higher in 2Q2002 compared to 2Q2001.

Thousands of barrels per day							
	Second Quarter				First Quarter		
1Q-2002	2002	2001	Δ %	Barrels/Day (thousand)	2002	2001	Δ %
1,594	1,592	1,718	(7)	**Total Oil Products**	1,593	1,711	(7)
26	32	24	34	Alcohol, Nitogen and others	29	31	(6)
141	147	125	18	Natural Gas	144	121	19
1,761	1,771	1,867	(5)	**Total domestic market**	1,766	1,863	(5)
316	575	325	77	**Total international market**	446	304	47
2,077	2,346	2,192	7	**Total (in thousand m^3)**	2,212	2,167	2

Cost of Consolidated Sales

On a year-over-year basis, total 2Q2002 sales costs increased by 39%, reflecting the new CIDE tax and the lower collection of the now extinct PPE in 2Q2001, owing to higher international oil prices in that quarter.

Millions of Reais (R$)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
2.608	**3.032**	2.921	4	ICMS	**5.640**	5.793	(3)
173	**231**	1.890	(88)	PASEP/COFINS	**403**	3.719	(89)
3.613	**3.608**	-	-	CIDE	**7.222**	-	-
-	-	151	(100)	PPE	**0**	657	-
146	**192**	127	51	Others	**337**	242	39
6.539	**7.063**	5.089	39	Total	**13.602**	10.411	31

As of January 1, 2002, the Brazilian fuel market has been totally deregulated pursuant to Law 9478 (the Petroleum law) and Law 9990 of August 1997 and July 21, 2001, respectively. Other companies are now permitted to produce and sell fuels to the domestic market as well as import and export oil products. As part of the deregulation process, under Law 10336 of December 19, 2001, the Federal Government has introduced the so-called Intervention Contribution of the Economic Domain charge (Contribuição de Intervenção do Domínio Econômico – CIDE) on the import and sale of fuels. The charge is being levied on producers, mixers and importers. Collection of the charge is made in Reais pursuant to the provisions of article 5 of Law 10336 and based on the unit measure sold for each fuel type.

The 88% year-over-year reduction in PASEP/COFINS in 2Q2002 also reflects the regulation to Law 10336/2001, article 8, which permits these charges to be offset against CIDE payments.

Income Statement - Consolidated

1Q-2002	2002	2001		2002	2001
17.778	22.862	19.800	**Gross Operating Revenues**	40.640	38.622
(6.539)	(7.063)	(5.089)	**Sales Deductions**	(13.602)	(10.411)
11.239	15.799	14.711	**Net Operating Revenues**	27.038	28.211
(7.537)	(9.498)	(8.668)	Cost of Goods Sold	(17.035)	(16.501)
3.702	6.301	6.043	**Gross Profit**	10.003	11.710
			Operating Expenses		
(1.067)	(1.248)	(1.035)	Sales, General & Administrative	(2.315)	(1.893)
(232)	(286)	(222)	Cost of Prospecting, Drilling & Lifting	(518)	(346)
(88)	(82)	(71)	Research & Development	(169)	(129)
(173)	(268)	(187)	Taxes	(441)	(335)
(566)	(15)	(348)	Others	(581)	(1.237)
			Net Financial Expense		
702	1.002	831	Income	1.704	1.665
(442)	(551)	(495)	Expense	(993)	(950)
585	907	276	Monetary & Foreign Exchange Correction - Assets	1.492	473
(702)	(3.185)	(1.163)	Monetary & Foreign Exchange Correction - Liabilities	(3.887)	(2.457)
143	(1.827)	(551)		(1.684)	(1.269)
(1.983)	(3.724)	(2.414)		(5.708)	(5.209)
(40)	594	175	Gains from Investment in Subsidiaries	554	352
1.679	3.170	3.804	Operating Profit	4.849	6.853
8	(8)	15	**Non-operating Income (Expense)**	(1)	152
(715)	(1.510)	(795)	**Income Tax & Social Contribution**	(2.225)	(1.854)
(106)	383	116	**Minority interest**	278	264
866	2.035	3.140	**Net Income (Loss)**	2.901	5.415

(1) Prepared in accordance with Brazilian GAAP.

Balance Sheet - Consolidated

Assets	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Assets	**33,527**	**32,591**
Cash and Cash Equivalents	12,289	15,034
Accounts Receivable	8,116	6,998
Inventories	9,157	7,539
Others	3,965	3,020
Non-current assets	**13,583**	**12,359**
Petroleum & Alcohol Account	839	164
Ventures under Negotiation	711	533
Advances to Suppliers	1,069	883
Marketable Securities	844	707
Investments in Companies to be Privatized	437	469
Deferred Taxes and Social Contribution	1,972	2,697
Advance for Pension Plan Migration	2,702	2,621
Others	5,009	4,285
Fixed assets	**33,275**	**30,345**
Investments	2,112	1,642
Property, Plant & Equipment	30,741	28,265
Deferred	422	438
Total Assets	**80,385**	**75,295**

Liabilities	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Liabilities	**21,167**	**20,449**
Short-term Debt	3,962	3,866
Suppliers	5,119	4,286
Taxes & Social Contribution Payable	5,881	4,546
Project Finance and Joint Ventures	2,164	2,164
Pension fund obligations	253	286
Proposed Dividends	37	2,373
Others	3,751	2,928
Long-term Liabilities	**27,394**	**24,480**
Long-term Debt	17,701	14,696
Pension Plan	2,440	2,410
Health Care Benefits	3,498	3,383
Deferred Taxes & Social Contribution	2,873	3,204
Others	882	787
Provision for Future Earnings	**234**	**233**
Minority Interest	**(183)**	**153**
Shareholders' Equity	**31,773**	**29,979**
Capital Stock	16,631	16,631
Reserves	12,241	12,482
Net income in the Period	2,901	866
Total liabilities	**80,385**	**75,295**

Cash Flow Statement – Consolidated

	Second Quarter			Millions of Reais (R$) First Half	
1Q-2002	2002	2001		2002	2001
866	**2,036**	**3,140**	**Net Income (Loss)**	**2,901**	**5,415**
729	2,338	(822)	(+) Adjustments	3,066	1,603
911	1,153	551	Depreciation & Amortization	2,064	1,686
24	(675)	376	Petroleum & Alcohol Account	(651)	840
328	2,265	1,173	Charges on Financing and Connected Companies	2,592	2,553
(534)	(405)	(2,922)	Other Adjustments	(939)	(3,476)
1,595	**4,375**	**2,318**	**(=) Net Cash Generated by Operating Activities**	**5,967**	**7,018**
2,709	3,370	1,453	(-) Cash used for Cap.Epend.	6,077	2,857
1,311	2,288	1,018	Investment in E&P	3,599	2,075
383	420	197	Investment in Refining & Transport	802	332
184	384	124	Investment in Gas and Energy	568	147
405	373	116	Project Finance	778	132
(16)	(22)	(53)	Dividends	(38)	(87)
442	(74)	51	Other investments	368	258
(1,114)	**1,005**	**865**	**(=) Free cash flow**	**(110)**	**4,161**
960	3,749	2,750	(-) Cash used in Financing Activities	4,709	4,311
(2,074)	**(2,744)**	**(1,885)**	**(=) Net cash Generation in the Period**	**(4,819)**	**(150)**
17,108	15,034	13,126	Cash at the Beginning of Period	17,108	11,391
15,034	12,289	11,241	Cash at the End of Period	12,289	11,241

Value Added Statement - Consolidated

	Millions of Reais (R$)	
	First Half	
	2002	2001
Description		
Gross Operating Revenue from Sales &/ Services	40,574	39,414
Raw Materials Used	(2,587)	(3,290)
Products for Resale	(6,078)	(6,111)
Materials, Energy, Services & Others	(4,589)	(4,739)
Value Added Generated	**27,320**	**25,274**
Depreciation & Amortization	(2,064)	(1,686)
Participation in Associated Companies	554	352
Financial Income	3,196	2,161
Total Distributable Value Added	**29,006**	**26,101**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	1,659	1,434
Government Entities		
Taxes, Fees and Contributions	15,042	11,385
Government Participation	2,621	1,895
Deferred Income Tax & Social contribution	370	306
	18,033	13,586
Financial Institutions and Suppliers		
Financial Expenses,Interest, Rent & Freight	6,691	5,929
Shareholders		
Dividends	-	1,217
Minority Interest	(278)	(264)
Retained Income	2,901	4,199
	2,623	5,152

Consolidated Statement of Business Segmentation – June 30, 2002

	E&P	ABAST	GAS & ENERGY	DISTRIB.	International	CORPOR.	Eliminations	TOTAL
Income Statements								
Net Operating Revenues	14,214	21,424	1,065	8,139	1,475	-	(19,279)	27,038
Intersegments	11,976	6,775	217	154	157	-	(19,279)	-
Third Parties	2,238	14,649	848	7,985	1,318	-	-	27,038
Cost of Goods Sold	(7,603)	(18,401)	(942)	(7,255)	(1,258)	-	18,424	(17,035)
Gross Profit	**6,611**	**3,023**	**123**	**884**	**217**	**-**	**(855)**	**10,003**
Operating Expenses	**(819)**	**(1,189)**	**(237)**	**(617)**	**5**	**(1,103)**	**(64)**	**(4,024)**
Sales, General & Administrative	(101)	(982)	(65)	(577)	(128)	(462)	-	(2,315)
Tax	-	(32)	(9)	(45)	(11)	(344)	-	(441)
Cost of Prospecting, Drilling & Lifting	(453)	-	-	-	(65)	-	-	(518)
Research & Development	(76)	(49)	(5)	-	-	(39)	-	(169)
Others	(189)	(126)	(158)	5	209	(258)	(64)	(581)
Operating Profit (Loss)	**5,792**	**1,834**	**(114)**	**267**	**222**	**(1,103)**	**(919)**	**5,979**
Interest Income (Expenses)	(318)	(70)	(402)	17	(199)	(712)	-	(1,684)
Gains from Investment in Subsidiaries	-	(26)	9	-	(103)	674	-	554
Non-operating Income (Expense)	(2)	(5)	(1)	2	13	(8)	-	(1)
Income before Taxes & Minority Interest	**5,472**	**1,733**	**(508)**	**286**	**(67)**	**(1,149)**	**(919)**	**4,848**
Income Tax & Social Contribution	(1,911)	(608)	(112)	(101)	26	145	336	(2,225)
Minority interest	-	(13)	432	(51)	(1)	(89)	-	278
Employee interest	-	-	-	-	-	-	-	-
Net Income (Loss)	**3,561**	**1,112**	**(188)**	**134**	**(42)**	**(1,093)**	**(583)**	**2,901**

	Millions of Reais (R$)							
	E&P	ABAST	GAS & ENERGY	DISTRIB.	Inter	CORPOR.	Eliminations	TOTAL
Contractual contingencies – thermoelectric producers			(125)					(125)
Actuarial expense – employee retirement plan				(16)		(192)		(208)
Unscheduled stoppages – plant and equipment		(27)						(27)
Equipment pending programming	(121)							(121)
Partial reverse of exchange losses provisions from past results					193			193
Reverse of deferred tax credits from income tax and social contribution	(112)	(1)			(32)	13		(132)
Others	44	(98)	(33)	21	48	(79)	(64)	(161)
	(189)	(126)	(158)	5	209	(258)	(64)	(581)

Consolidated Statement of Business Segmentation – June 30, 2002

	Millions of Reais (R$)							
	E&P	ABAST	GAS & ENERGY	DISTRIB.	INTERN.	Corporate	Elimina-tions	TOTAL
Assets	23,947	21,900	7,914	4,360	5,483	21,426	(4,645)	80,385
Current Assets	4,532	12,311	1,840	2,833	1,683	12,901	(2,573)	33,527
Cash and Cash Equivalents	-	1,112	139	96	524	10,418	-	12,289
Others	4,532	11,199	1,701	2,737	1,159	2,483	(2,573)	21,238
Non-current assets	3,046	1,013	2,876	584	328	7,711	(1,975)	13,583
Petroleum & Alcohol Account	-	-	-	-	-	839	-	839
Marketable Securities	-	6	-	1	-	837	-	844
Others	3,046	1,007	2,876	583	328	6,035	(1,975)	11,900
Fixed assets	16,369	8,576	3,198	943	3,472	814	(97)	33,275

	Millions of Reais (R$) INTERNATIONAL						
	E&P	ABAST	Distribution	G&E	Corporate	Eliminations	TOTAL
INTERNATIONAL AREA							
Assets	3,060	765	393	869	600	(204)	5,483
INCOME STATEMENTS							
Net Operating Revenues	363	1,265	531	110	-	(794)	1,475
Inter-segments	255	609	36	51	-	(794)	157
Third Parties	108	656	495	59	-	-	1,318
Operating Profit (Loss)	58	86	(108)	25	160	-	221
Net Income (Loss)	41	42	(69)	(143)	86	-	(43)

The accounting information in relation to each business segment was prepared on the basis of accountability, with the objective of attributing to the business segments only those items over which they have effective control.

We highlight below the principal criteria used in segmentation of the businesses:

a) Net operating revenues: including revenues generated from sales to external clients, plus sales between business segments based on the internal transfer price established for transactions between areas.
b) Operating profit encompasses net operating revenues, cost of products and services sold allocated on a business-by-business basis taking into account the domestic transfer price and the remaining operating costs of each segment. Operating expenses are also computed on the basis of those expenses effectively incurred by each segment.
c) Assets: those assets effectively pertaining to each segment.

1. Changes in the Petroleum and Alcohol Accounts

Millions of Reais (R$)					
	Second Quarter			First Half	
1Q-2002	2002	2001		2002	2001
187	**164**	2,536	**Initial Balance**	**187**	2,951
(14)	**-**	(200)	**Collection of PPE:**	**(14)**	(706)
(10)	**590**	34	**Reimbursement to 3rd Parties**	**580**	30
(1)	**84**	98	**Reimbursement to PETROBRAS**	**83**	137
2	**1**	12	**Intercompany Lending Charges**	**3**	19
-	**-**	(369)	**Regularization - GTI***	**-**	(369)
164	**839**	**2,111**	**Final Balance**	**839**	**2,062**

*** INTER-MINISTERIAL WORKING PARTY**

In the second quarter of 2002, the balance of the Petroleum and Alcohol Accounts increased by R$675 million, reaching R$839 million. The principal factors contributing to this increase were:

· Provisions totaling R$600 million with respect to expenses envisaged by Article 7 of Law 10453 of 13/05/02 regarding the Program for Equalization of Sugar Cane Production Costs in the North-eastern Region, as well as the collection of receivables and payment of obligations as set out by the National Oil Agency (ANP).

· The implementation of permanent procedures for determining the result of alcohol sales in the amount of R$83 million, of which R$53 million is from the reimbursement of alcohol purchases not delivered by defaulting mills and R$30 million from a review of changes in alcohol inventories in the North and North-eastern regions of the country.

· Reimbursement of subsidies to distributors and Sugar Cane Thermal Power Plants, related to debit and credit notices for a net credit of R$10 million for the period up to December 2001, pursuant to Law 10453 of May 13, 2002.

In 2002, the National Petroleum Agency (ANP), in ANP Ruling n° 50, dated April 19, 2002, designated an Audit Commission to certify the regularity and correctness of the Oil, Oil products and Alcohol accounts for the period July 1, 1998, to November 30, 2002, which will conclude the process of reconciliation of these accounts with the Federal Government, the formalization of which will be by means of a Statement of Admission of Debt, to be signed by December 31, 2002, pursuant to Decree 4292 of June 28, 2002.

2. Consolidated Taxes and Charges

PETROBRAS' economic contribution in 2Q2002, as measured by payments of taxes, fees and charges, totaled R$7,667 million, a 42% increase over 2Q2001. For 1H2002, the increase was 46% over 1H2001.

Millions of Reais (R$)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
2,179	**2,460**	2,541	(3)	Value Added Tax (ICMS)	**4,638**	5,000	(7)
870	**239**	1,934	(88)	PASEP/COFINS (1)	**1,109**	3,866	(71)
1,589	**1,161**	813	43	Income Tax & Social Contribution on Pro	**2,751**	1,087	153
2,500	**3,593**	-	-	Import Tax / CIDE (2)	**6,093**	2	-
163	**214**	123	74	Others	**376**	210	79
302	**337**	59	471	**Economic Contribution - Foreign**	**639**	80	698
7,603	**8,004**	5,470	46	**Total**	**15,606**	10,245	52

(1) Please see comments on sales deductions on Page 12.
(2) CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN (*CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO)*

3. Government Participations

Millions of Reais (R$)							
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
539	**729**	535	36	Royalties	**1,268**	**1,046**	21
350	**503**	329	53	Special Participation	**853**	**798**	7
73	-	-	-	Surface Rental Fees	**73**	**61**	20
55	**17**	17		**Foreign**	**72**	**36**	100
1,017	**1,249**	881	42	**Total**	**2,266**	**1,941**	17

The 35% year-over-year growth in royalty payments in 2Q2002 compared to 1Q2002 reflects the growth in domestic production and the impact of the Real's depreciation against the dollar on reference prices for domestic oil, which is the basis for establishing the amount of royalties to be paid.

Highly productive fields such as Marlim, Albacora, Barracuda and Marlim Sul are subject to special participation payments, the value of which is a function of the variation in the reference prices of the oil lifted, based on methodology established by ANP and calculated on the basis of the previous quarter's prices. When compared to 1Q2002, the special participation value paid in 2Q2002 increased by 44%, due to higher oil reference prices and higher production volume in the 1Q2002 base, used to calculate the 2Q2002 payment.

4. Reconciliation of Consolidated Results and Shareholders' Equity.

	Millions of Reais (R$)	
	Shareholder's Equity	Result
As per PETROBRAS' quarterly June 30, 2002 information	33,761	4,042
Profit from sale of product from Subsidiaries' inventories	(133)	(133)
Reversal of inventory profits from previous periods		68
Capitalized Interest	(55)	3
Incorporation of controlled companies' negative shareholders' equity	(1,406)	(698)
Non realized gains from natural gas Companies sale	(172)	(172)
Other eliminations	(222)	(209)
As per PETROBRAS' consolidated quarterly June 30, 2002 information	31,773	2,901

*** According to CVM Norm 247/96 and PUBLIC NOTIFICATION/CVM/SNC/SEP04/96, the losses on investments, when valued by the equity income method, were considered to be of a temporary nature and, if the controlled companies are still operating and do not require financial support from their controlling shareholder, the losses should be limited to the amount invested by the controlling shareholder. The losses from negative net worth of controlled companies should therefore not have any effect on PERTROBRAS' results or shareholders' equity, and should be dealt with in a reconciliation of the stand-alone financial statements of PETROBRAS and its Consolidated Financial Statements.**

5. Environmental and Social Projects

The main Environmental and Social Projects can be found at PETROBRAS' site: www.petrobras.com.br - investor relations.

6. PETROBRAS' shares and ADR program

Nominal Valuation					
	Second Quarter			First Half	
1Q-2002	2002	2001		2002	2001
16.8%	-13.5%	17.3%	Petrobras ON	1.0%	24.5%
12.9%	-15.0%	15.0%	Petrobras PN	-4.0%	17.9%
13.6%	-28.8%	9.2%	ADR - Level III - ON	-19.1%	3.0%
12.1%	-30.2%	7.5%	ADR - Level III - PN	-21.7%	1.2%
-2.4%	-16.0%	0.8%	IBOVESPA	-18.0%	-4.6%
3.8%	-11.2%	6.3%	DOW JONES	-7.8%	-2.6%
-5.4%	-20.7%	17.4%	NASDAQ	-25.0%	-12.5%

The book value of PETROBRAS' shares at June 30, 2002, was R$31.08.

Income Statement – Controlling Company

Millions of Reais (R$)					
	Second Quarter			First Half	
1Q-2002	2002	2001		2002	2001
15,027	19,228	16,835	**Gross Operating Revenues**	34,255	33,100
(5,652)	(6,136)	(4,357)	**Sales Deductions**	(11,788)	(9,002)
9,375	13,092	12,478	**Net Operating Revenues**	22,467	24,098
(6,158)	(7,612)	(7,341)	Cost of Good Sold	(13,770)	(14,006)
3,217	5,480	5,137	**Gross Profit**	8,697	10,092
			Operating Expenses		
(711)	(707)	(750)	Selling, General & Administrative	(1,418)	(1,357)
(228)	(225)	(187)	Cost of Prospecting, Drilling & Lifting	(453)	(301)
(88)	(81)	(70)	Research & Development	(169)	(128)
(122)	(217)	(152)	Taxes	(339)	(275)
(677)	(349)	(726)	Others	(1,026)	(1,525)
			Net Financial Expense		
614	912	624	Income	1,526	1,345
(290)	(225)	(327)	Expenses	(515)	(690)
141	2,856	703	Net Monetary & Foreign Exchange Assets	2,997	1,641
(185)	(4,049)	(1,391)	Net Monetary & Foreign Exchange Liabilities	(4,234)	(3,115)
280	(506)	(391)		(226)	(819)
(6)	799	1,159	Gains from Investment in Subsidiaries	793	1,996
1,665	4,194	4,020	**Operating profit**	5,859	7,683
117	(3)	59	**Non-Operating Income (Expense)**	114	(48)
(718)	(1,213)	(756)	**Income Tax & Social Contribution**	(1,931)	(1,724)
1,064	**2,978**	**3,323**	**Net Income (Loss)**	**4,042**	**5,911**

Balance Sheet – Controlling Company

Assets	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Assets	26,875	23,153
Cash and Cash Equivalents	8,989	9,544
Accounts Receivable	7,642	4,407
Inventories	7,847	6,681
Others	2,397	2,521
Non-Current Assets	22,097	17,345
Petroleum & Alcohol Account	839	164
Subsidiaries, Controlled and Associate Companies	11,832	8,072
Ventures being Negotiated	711	533
Advances to Suppliers	1,069	883
Advances to Migration - Petros Plan	2,702	2,621
Deferred Taxes and Social Contribution	1,284	1,857
Others	3,660	3,215
Fixed Assets	29,446	27,815
Investments	9,364	8,563
Property, plant & equipment	19,725	18,920
Deferred	357	332
Total Assets	78,418	68,313

Liabilities	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Liabilities	27,269	21,478
Short-term Debt	1,009	1,255
Suppliers	15,448	9,548
Taxes & Social Contribution Payable	5,016	3,596
Dividends	36	2,326
Project Finance and Joint Ventures	2,164	2,164
Pension Plan	219	249
Others	3,377	2,340
Long-term Liabilities	17,388	16,053
Long-term Debt	6,851	5,612
Subsidiaries and Affiliates	2,241	1,885
Pension Plan	2,205	2,197
Health Care Benefits	3,226	3,120
Deferred Taxes & Social Contribution	2,709	3,065
Others	156	174
Shareholders' Equity	33,761	30,782
Capital Stock	16,631	16,631
Reserves	13,088	13,087
Net Income in the Period	4,042	1,064
Total Liabilities	78,418	68,313

Cash Flow Statement – Controlling Company

	Second Quarter			Millions of Reais (R$) First Half	
1Q-2002	2002	2001		2002	2001
1,064	**2,978**	**3,323**	**Net Income (Loss)**	**4,042**	**5,911**
(1,952)	4,061	250	(+) Adjustments	2,109	1,164
657	832	303	Depreciation & amortization	1,489	1,193
24	(675)	425	Petroleum & alcohol account	(651)	840
(2,566)	3,354	876	Supply petroleum & petroleum products - Foreign	788	(447)
79	355	396	Charges related to financing and associated companies	434	755
(146)	195	(1,750)	Other adjustments	49	(1,177)
(888)	**7,039**	**3,573**	**(=) Net Cash generated by operating activities**	**6,151**	**7,075**
1,926	2,114	1,191	(-) Cash used in investing activities	4,040	2,315
1,071	1,312	793	Investment in E&P	2,383	1,637
296	349	170	Investment in refining & transport	645	321
54	52	100	Investment in Gas & Energy	106	124
405	373	116	Structured projects net of advances	778	132
-	(40)	(231)	Dividends	(40)	(231)
100	68	243	Other investments	168	332
(2,814)	**4,925**	**2,382**	**(=) Free cash flow**	**2,111**	**4,760**
2,748	5,480	4,621	(-) Cash used in financing activities	8,228	5,931
(5,562)	**(555)**	**(2,239)**	**(=) Net cash generation in the period**	**(6,117)**	**(1,171)**
15,106	9,544	11,242	Cash at the beginning of period	15,106	10,174
9,544	8,989	9,003	Cash at the end of period	8,989	9,003

Value Added Statement – Controlling Company

Description	2002	2001
	Millions of Reais (R$) First Half	
Gross Operating Revenue from Sales +/ Services	34,339	33,174
Raw Materials Used	(2,586)	(3,290)
Products for Resale	(2,072)	(3,204)
Materials, Energy, Services & Others	(3,920)	(4,099)
Value Added Generated	**25,761**	**22,581**
Depreciation & Amortization	(1,489)	(1,193)
Subsidiaries	793	1,996
Financial Income	2,437	1,664
Total Distributable Value Added	**27,502**	**25,048**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	1,221	1,207
	1,221	**1,207**
Government Entities		
Taxes, Fees and Contributions	13,869	10,849
Government Participation	2,621	1,895
Deferred Income Tax & Social contribution	502	460
	16,992	**13,204**
Financial Institutions and Suppliers		
Financial Expenses, Rent & Freight	**5,247**	**4,726**
Shareholders		
Dividends	-	1,214
Profit (Loss) in the period	4,042	4,697
	4,042	**5,911**

http: //www.petrobras.com.br/ri

For additional information, please visit PETROBRAS' web site at:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Relacionamento com Investidores
Luciana Bastos de Freitas Rachid – Executive manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
(55 - 21) 2534-1510

THOMSON FINANCIAL
Isabel Vieira (NY)
(212) 701-1823
E-mail: isabel.vieira@thomsonir.com
Valter Faria (Brazil)
(55 - 11) 3848-0887 ext. 202
E-mail: valter.faria@thomsonir.com.br

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Este documento pode conter previsões acerca de eventos futuros. Tais previsões refletem apenas expectativas dos administradores da Companhia. Os termos "antecipa", "acredita", "espera", "prevê", "pretende", "planeja", "projeta", "objetiva", "deverá", bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas. A Companhia não se obriga a atualizar tais previsões à luz de novas informações ou de seus desdobramentos futuros.

Petrobras discloses 2002 second quarter result
8/9/02

Petrobras generated a R$ 2,035 million consolidated net profit in the 2002 second quarter (2Q-2002), an increase of 135% in relation to the 1Q-2002. This result reflected the international market margins decompression, with a positive impact on the Company and the oil industry companies in general. Comparing with the same period of previous year (R$ 3,140 million), this result represents a reduction of 35%, having the Company's market value reached the amount of R$56,127 million on June 30, 2002.

We have recorded a new semi-annual oil production record in Brazil, with an average production of 1 million 510 thousand barrels per day, exceeding the first 2001 semester production by 14.3%. It is worth mentioning that the average oil production increase for companies of PETROBRAS' size is of 3% per year.

Petrobras (holding) ascertained a R$ 2,978 million net income in the 2Q-2002 mainly derived from gross margin, which was increased by 1 point percent in this quarter in relation to the same quarter of previous year, due to reduction of sales unit costs reflecting lower oil production costs and lower import costs.

In the 1st semester of 2002 (1Q-2002), PETROBRAS (holding) ascertained a R$ 4,042 million net income against R$ 5,911 million in the same period of previous year. The decrease was a result basically, of the reduction in by-product prices in the domestic market and the reduction in the income of subsidiary interests.

Press Division

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By: ______________________

João Pinheiro Nogueira Batista
Chief Financial Officer

Date: August 16, 2002